

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

David Boris
Co-Chief Executive Officer and Chief Financial Officer
Forum Merger II Corporation
1615 South Congress Avenue, Suite 103
Delray Beach,FL 33445

> **Re: Forum Merger II Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 11, 2020**
> **File No. 1-38615**

Dear Mr. Boris:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Elliott M. Smith, Esq.